Filed by GTECH S.p.A.
                                                                pursuant to Rule 425 under the Securities Act of 1933
                                                                                and deemed to be filed pursuant to Rule 14a-12
                                         under the Securities and Exchange Act
Subject Company: GTECH S.p.A.; International Game Technology
                                                     Filer’s SEC File No.: 333-146050
                                                                         Date: July 16, 2014
GTECH Acquisition of IGT Creating the World’s Leading End-to-End Gaming Company July 16, 2014

* Forward-looking Statements This presentation contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Holdco, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

Marco Sala GTECH S.p.A. CEO

* New Global Leader in End-to-End Gaming Creating the world’s leading end-to-end gaming company with significant positions across all segments #1 global lottery business #1 global gaming equipment company Top tier in interactive wagering and social gaming Enhanced global scale with diversified product portfolio and geographic mix Scale provides further strengthening of industry leading R&D effort Uniquely positioned to benefit from key market trends Value creating transaction immediately accretive to cash flow Expected synergies of over $280 million Superior financial strength with over $6B* in revenues and more than $2B* in EBITDA *Combined results based on IFRS for GTECH and US GAAP for IGT full year 2013; €/$ rate 1:36

* Transaction Highlights GTECH to acquire IGT in 75% cash / 25% stock transaction Price of $18.25 per share Incorporated in UK, operating headquarters in Rome, Providence and Las Vegas NYSE listing Expected to close by Q1/Q2 2015

* GTECH Today €3.1B Revenues €1.03B EBITDA World leader in lottery, technologies and management services Preferred lottery and gaming partner in 60 countries Predictable recurring revenue from long-term contracts Consistent revenue and profitability growth over last 10 years Headquartered in Rome/Providence, RI; 8,600 employees worldwide Note: Financial information based on full year 2013 results; €/$ rate 1.36 €725M Free Cash Flow

* IGT Today $2.3B Revenues $843M EBITDA $715M Free Cash Flow #1 casino supplier Global leader in gaming equipment space with broad content offerings Clear leader in MegaJackpots with popular Wheel of Fortune franchise Successful integration of DoubleDown, one of the largest social casinos Headquartered in Las Vegas; 4,500 employees worldwide Note: Financial information based on full year 2013 results, excluding acquisition related payments; €/$ rate 1.36

* Best-in-Class Offerings Across Client Spectrum GTECH IGT

* Gaming Machines Leading Market Position Across All Gaming Segments Lottery Interactive Wagering Social Gaming IGT GTECH Combined #1 #1 Top Tier Position Top Tier

* Source: Company filings, H2GC Global Summary May, 2014 (1) Gross Gaming Yield (GGY), consumer spending on gaming (amounts wagered less payout) B2C Global Gaming Market GGY evolution ($B) (1) All Segments Demonstrate Solid Growth Lotteries Casino and Gaming Machines Interactive CAGR 2010-2013 CAGR 2013-2018 5% 6% 4% 3% 7% 9%

* Comprehensive Product Mix IGT GTECH Combined 2013A Revenue by Product (%) Note: Based on actual financials, calendarised as of December 2013; 2013 average €/$ of 0.75 used *Combined results based on IFRS for GTECH and US GAAP for IGT full year 2013; €/$ rate 1.36 (1) Includes land-based sports betting, printing and commercial services (2) Includes IGT Interactive & Social and GTECH Interactive & Sports betting (2) (1) Total: $4,065m 63% of combined* Total: $2,353m 37% of combined* (1)

* Diversified Revenue Mix by Geography Total: $4,065m 63% of combined* Total: $2,353m 37% of combined* *Combined results based on IFRS for GTECH and US GAAP for IGT full year 2013; €/$ rate 1.36 (1) Based on actual financials, calendarised as of December 2013; 2013 average €/$ of 0.75 used IGT GTECH Combined 2013A Revenue by Geography(1) (%)

* Ideally Positioned to Benefit from Market Trends Governments Stimulate Growth Lottery same store sales enhancement Outsourcing of lottery operations Regulation of new market segments Multichannel Offering Drives New Opportunities Existing players have opportunity to extend gaming experience across different channels New channels bring in new players CRM a key competitive factor Content Makes the Difference Market recognizes value of premium content Portability a key enabler for effective content development

Achievable Synergies Driving Value

		EBITDA Impact	% of Relative Base*
Achieve Industrial Efficiencies		~85M$	~6%
Consolidated Corporate and Support Activities		~125M$	~15%
Optimize R&D Spend		~20M$	~7%
Natural Revenue Enhancements	Italy sales	~50M$	
	Cross selling		
	Mobile expansion		
Total		~280M$	

* Addressable cost base defined as cash cost only relative to gaming and interactive business for Industrial efficiencies and R&D spending; for corporate and support activities considered full SG&A costs

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Alberto Fornaro GTECH S.p.A. CFO

* Overview of Transaction Structure NewCo incorporated in the UK and UK tax resident IGT to merge into wholly owned US subsidiary of NewCo for cash and stock GTECH to merge into NewCo for NewCo shares at 1:1 Italian assets and concession transferred to an Italian NewCo; operations unaffected Transaction subject to maximum 20% withdrawal by GTECH shareholders De Agostini to vote in favor of transaction at GTECH’s EGM GTECH delisting from Milan Stock Exchange Loyalty share program IGT Shareholders GTECH Shareholders NewCo IGT GTECH 75% cash 25% stock 1:1 stock

Transaction Details

Price per share	• \$13.69 in cash plus 0.1819x GTECH shares, equivalent to \$18.25 per IGT common share (75% cash and 25% stock) • Election mechanism subject to proration
Transaction value	• Transaction consideration of \$4.7B and implied EV of \$6.4B • Implied EV/LTM[1] EBITDA of 8.7x and 6.3x pro forma for run-rate synergies
Listing	• Solely listed on NYSE • US registered
Ownership[2]	• GTECH shareholders: ~80% • IGT shareholders: ~20%
Governance	• Marco Sala, CEO • Philip Satre, Non-Executive Chairman; Patti Hart, Vice Chairman • 13 board members; including the CEO, 5 IGT directors, 7 De Agostini S.p.A directors and 1 independent director chosen by IGT and GTECH
Financial impact	• Accretive to cash EPS from the first year

(1) LTM as of 3/31/14
(2) Assumes no withdrawal rights are exercised

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* Transaction Details – cont’d GTECH shareholders have the right to put their shares, subject to closing Price equal to arithmetic average share price in six months preceding call of GTECH’s EGM Decision to withdraw to be taken within 15 days of EGM Withdrawn shares to be settled at closing for cash Withdrawal Rights Collar Stock portion of consideration subject to +/-15% collar based on GTECH share price of €18.44 ($25.08) per share $18.25 Value of consideration per IGT share €18.44 €15.67 €21.20 0.1819 0.1819 0.1582 GTECH share price Exchange ratio (GTECH share per 1 IGT share) Lower range Fixed exchange ratio/ cash compensation Higher range Lower exchange ratio

* Financing, Capital Structure and Dividend Policy Bridge Loan Total amount $10.7B Fees 1.5% Main Uses $3.7B cash consideration $1.3B IGT notes backstop €2.8B GTECH notes backstop $0.6B drawn credit facilities backstop Transfer Process Bondholders consent (1) Assuming 0% and 20% exercise of withdrawal rights, respectively, and a December 31st 2014 closing of the transaction. Based on actual results through end of March and company estimates for future periods. Leverage at Closing 4.5/4.9x(1) Net Debt/EBITDA, excluding synergies Synergy run rate would reduce leverage by 0.5/0.6x Take Out Mainly € and $ bonds, structure contingent on rating Total amount dependent on outcome of consent process Dividend Policy Up to 50% of Levered Free Cash Flow, consistent with past GTECH policy from year 2 Subject to covenants at time of take out In absolute terms, in-line with or higher than current dividend per share Significant Cash Flow From Operations Materially Enhanced Cash Flow Conversion

* Indicative Transaction Timeline Indicative timeline (calendar days) Party Key Milestones T IGT/GTECH Execution of merger agreement and announcement T+60 IGT/GTECH Filing of preliminary Proxy Statement/Prospectus on Form F-4 with the US SEC T+75 GTECH Board of Directors of GTECH approves the Italian/UK merger documentation and calls the EGM T+114 GTECH Approval of the merger by GTECH shareholders at the EGM T+129 GTECH Withdrawal right exercise T+130 IGT Mail final Proxy Statement/Prospectus to IGT shareholders T+165 IGT Shareholder meeting Until Closing IGT/GTECH Regulatory/gaming approvals Anticipated closing in Q1/Q2 2015

Marco Sala GTECH S.p.A. CEO

* Transformational, Value Creating Transaction Creates world’s leading end-to-end gaming company Joins IGT’s leading game library and manufacturing and operating capabilities with GTECH’s gaming operations, lottery technology and services Uniquely positioned to capitalize on the opportunities created by ongoing convergence across global gaming segments Competitive scale across all businesses, geographies and product lines Significantly enhances cash flow and financial strength and provides clear and achievable cost and revenue synergies Value creation for shareholders of both companies